SASH GROUP, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Sash Group, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Sash Group, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 22, 2021
Los Angeles, California

Sash Group, Inc
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	32,358	$	59,059
Inventories		385,358		582,772
Prepaids and other current assets		286,282		253,331
Total current assets		**703,999**		**895,162**
Property and equipment, net		17,411		28,668
Loan Receivable		99,812		98,600
Intangible assets, net		21,667		23,333
Total assets	**$**	**842,889**	**$**	**1,045,763**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	126,959	$	118,480
Credit Card		12,609		94,781
Forward Financing		29,011		149,051
Current portion of loan		164,621		146,865
Other current liabilities		568,521		594,149
Total current liabilities		**901,721**		**1,103,326**
Long term loan		212,644		88,502
Total liabilities		**1,114,365**		**1,191,828**
STOCKHOLDERS' EQUITY				
Common Stock		157,097		159,097
Retained earnings/(Accumulated Deficit)		(428,572)		(305,161)
Total stockholders' equity		**(271,476)**		**(146,065)**
Total liabilities and stockholders' equity	**$**	**842,889**	**$**	**1,045,763**

See accompanying notes to financial statements.

Sash Group, Inc

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 2,069,377	$ 3,269,528
Cost of goods sold	1,140,450	1,537,558
Gross profit	928,927	1,731,969
Operating expenses		
General and administrative	861,490	1,291,132
Research and development	-	3,400
Sales and marketing	183,038	440,278
Total operating expenses	1,044,528	1,734,810
Operating income/(loss)	(115,601)	(2,841)
Interest expense	78,271	58,638
Interest income	-	-
Other Loss/(Income)	(70,461)	1,978
Income/(Loss) before provision for income taxes	(123,411)	(63,457)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (123,411)**	**$ (63,457)**

See accompanying notes to financial statements.

(in thousands, $US)	Common Stock		Accumulated Deficit		Total Stockholders' Equity	
	Shares	Amount				
Balance—December 31, 2018	**1,000,000**	$ **160,467**	$	**(241,705)**	$	**(81,237)**
Net income/(loss)	-	-		(63,457)		(63,457)
Capital dividend	-	(1,371)		-		(1,371)
Balance—December 31, 2019	**1,000,000**	$ **159,096**	$	**(305,161)**	$	**(146,065)**
Net income/(loss)	-	-		(123,411)		(123,411)
Capital dividend	-	(2,000)		-		(2,000)
Balance—December 31, 2020	**1,000,000**	$ **157,096**	$	**(428,572)**	$	**(271,476)**

See accompanying notes to financial statements.

Sash Group, Inc
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (123,411)	$ (63,457)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	11,256	6,834
Amortization of intangibles	1,667	1,667
Changes in operating assets and liabilities:		
Inventories	197,414	429,662
Prepaids and other current assets	(32,952)	79,654
Accounts payable	8,479	(12,604)
Credit Card	(82,172)	81,886
Other current liabilities	(25,627)	(642,192)
Net cash provided/(used) by operating activities	**(45,346)**	**(118,551)**
CASH FLOW FROM INVESTING ACTIVITIES		
Loans Receivable	(1,212)	(16,876)
Purchases of property and equipment	-	(7,302)
Net cash provided/(used) in investing activities	**(1,212)**	**(24,179)**
CASH FLOW FROM FINANCING ACTIVITIES		
Forward financing	(120,040)	12,342
Loans	141,898	183,734
Capital dividend	(2,000)	(1,371)
Net cash provided/(used) by financing activities	**19,858**	**194,705**
Change in cash	(26,701)	51,975
Cash—beginning of year	59,059	7,084
Cash—end of year	**$ 32,358**	**$ 59,059**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Sash Group, Inc was formed on October 11, 2012 in the state of California. The financial statements of Sash Group, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

Sash Group primary product is the patented Sash Bag- an ergonomic,10-pocket design lambskin leather crossbody bag. It is manufactured in India and the finished product is sent to our San Diego office and Canadian distribution center for shipping worldwide.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years
Vehicles	3-6 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

Sash Group, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its Sash bags.

Cost of sales

Costs of goods sold include the cost of shipping, purchases, fulfillment center costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $183,938 and $440,278, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	385,358	582,772
Total Inventories	**$ 385,358**	**$ 582,772**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses and Other Current Assets consist of:		
Advances to Employees	$ 5,050	$ 5,050
Prepaids	206,942	178,821
Other Prepaid Expenses	27,659	27,659
Undeposited Funds	28,631	23,800
Security Deposits Asset	18,000	18,000
Total Prepaids Expenses and Other Current Assets	**$ 286,282**	**$ 253,331**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Other Current Liabilities consist of:		
Payroll Liability	57,879	62,271
Deferred Revenue and rent	335,607	350,471
Tax Payable	161,522	172,003
Gift Card Liability	13,513	9,403
Total Other Current Liabilities	**$ 568,521**	**$ 594,149**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020		2019	
Furniture and Equipment	$	24,282	$	24,282
Vehicles		32,000		32,000
Property and Equipment, at Cost		**56,282**		**56,282**
Accumulated depreciation		(38,870)		(27,614)
Property and Equipment, Net	$	**17,411**	$	**28,668**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $11,256 and $6,834 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020, and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020		2019	
Intangible assets	$	**25,000**	$	**25,000**
Customer lists	$	25,000	$	25,000
Accumulated amortization		(3,333)		(1,667)
Intangible assets, Net	$	**21,667**	$	**23,333**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,667 and $1,667 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization expense	
2022		1,667
2023		1,667
2024		1,667
2025		1,667
Thereafter		15,000
Total	$	**21,667**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares out of which 10,000,000 shall be Common stock and 5,000,000 shares of preferred shares with no par value. As of December 31, 2020, and December 31, 2019, 1,000,000 shares of common stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares with no par value. As of December 31, 2020 and December 31, 2019, no preferred shares were issued and outstanding.

8. DEBT

Forward Financing Arrangements

During 2020 and 2019 fiscal years, the Company entered into various forward financing arrangements with merchant processors. The following is the break-out of the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019:

As of Year Ended		2020		2019
Shopify Loan	$	29,011	$	76,443
Square Loan		-		3,527
Paypal Loan 1		-		52,271
Paypal Loan 2		-		16,810
Total Forward Financing	$	**29,011**	$	**149,051**

Shopify Working Capital

On May 29, 2019, the Company entered a forward financing agreement with Shopify. The Company received $65,000 and was to remit $72,800 from future receivables at a remittance rate of 15%. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are $29,011 and $76,433 and, respectively. The loan has been classified as short-term liabilities.

Paypal Working Capital 1

On November 30, 2018, the Company received PayPal forward financing in the amount of $16,000. The loan has a fee of $282, bringing the total repayment amount to $16,282. The loan has a repayment percentage of 10% and the company is required to make a minimum payment of $1,628 every 90 days. The loan is classified as short-term. As of December 31, 2020, and 2019 the outstanding balances are $0 and $16,810, respectively.

Paypal Working Capital 2

On March 31, 2019, the Company received a PayPal forward financing in the amount of $100,000. The loan has a fee of $11,220, bringing the total repayment amount to $111,220. The loan has a repayment percentage of 30% and the company is required to make a minimum payment of $11,122 every 90 days. The loan is classified as short-term. As of December 31, 2020, and 2019 the outstanding balances are $0 and $52,271, respectively.

Loans

During 2020 and 2019 fiscal years, the Company entered into various loans. The following is the break-out of the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019:

As of Year Ended	2020			2019		
	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
Loan OnDeck	$ 11,928	$ 67,235	$ 79,163	$ 2,944	$ 79,163	$ 82,108
Shareholder Loan	6,500	-	6,500	6,500	-	6,500
Auto Loan	6,171	4,281	10,452	6,171	9,339	15,510
Loan Silvia Mah	131,250	-	131,250	131,250	-	131,250
SBA EDIL Loan	8,772	141,128	149,900	-	-	-
Total Forward Financing	$ 164,621	$ 212,644	$ 377,265	$ 146,865	$ 88,502	$ 235,367

Loan to OnDeck

On August 7, 2019, the Company has received a loan from OnDeck in the amount of $185,250. The loan has an interest rate of 14.38% and matures on September 20, 2022. As of December 31, 2020, and 2019, the loan had a balance of $79,163 and $82,108, respectively. As of December 31, 2020, the current portion of the loan is $11,928 and $2,944, respectively. The following is the schedule of future maturities:

As of Year Ended	2021	2022	Total
Loan OnDeck	11,928	67,235	79,163

Shareholder Loan

The Company received a loan from its Founder and CEO Nichole McDonald in the amount of $6,500. The loan no maturity date and interest rate.. The imputed interest rate was deemed immaterial. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are $6,500 and $6,500, respectively. Since the loan can be called at any time, the loan has been classified as current.

Auto Loan

On October 28, 2016, the Company has received an auto loan in the amount of $28,955. The loan has no interest rate and matures on October 28, 2022. As of December 31, 2020, and 2019, the loan had a balance of $10,451 and

$15,510, respectively out of which $6,171 and $6,171 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

As of Year Ended	2021	2022	Total
Auto Loan	6,171	4,281	10,452

Loan - Silvia Mah

The Company received a loan from Silvia Mah in the amount of $131,250 and there is no maturity date and interest rate. The imputed interest rate was deemed immaterial. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are $131,250 and $131,250, respectively. Since the loan can be called at any time, the loan has been classified as current.

EIDL SBAD Loan

On May 16, 2020, the Company received a loan in the amount of $150,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of 3.75% per annum and matures on May 16, 2050. As of December 31, 2020, the loan has an outstanding balance of $149,900 out of which $8,772 is classified as current portion while the rest of it is non-current portion. The following is the schedule of future maturities:

As of Year Ended	2021	2022	2023	2024	2025	Thereafter	Total
SBA EDIL Loan	$ 8,772	8,772	8,772	8,772	8,772	106,040	$ 149,900

PPP Loan

The Company entered into a PPP loan with SBA during 2020 in the amount of $65,262. The loan has been forgiven, and the related gain on debt extinguishment has been recorded in "Loss/(Other income)" line item in the income statement.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2019	2020
Net Operating Loss	$ (144,897)	$ (36,826)
Valuation Allowance	144,897	36,826
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2019		2020
Net Operating Loss	$	(206,565)	$	(171,287)
Valuation Allowance		206,565		171,287
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $815,654, and the Company had state net operating loss ("NOL") carryforwards of approximately $815,654. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

Loan Receivable

The Company has made advances/loans to certain related parties including it's founder and CEO Nichole McDonald for an amount of $50,785, Lash.Live which is 25% owned by Nichole MacDonald in the amount of $82,054, Calin Wyvell which is Nichole's sister in the amount of $8,000, and advance to employees for an amount of $5,050, bringing up the aggregate loan receivable in the amount $136,289. The loans do not carry any interest and do not have a set maturity date. The imputed interest income has been deemed immaterial. The loans receivable are classified as non-current as the timing of repayment is uncertain. The outstanding balance as of December 31, 2020 and December 31, 2019 is $99,812 and $98,600, respectively, and it has been recorded in Loan Receivable line item in the balance sheet.

Shareholder Loan

The Company has received a loan from its Founder and CEO Nichole McDonald in the amount of $6,500. The loan no maturity date and interest rate. The imputed interest rate was deemed immaterial. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are $6,500 and $6,500, respectively. Since the loan can be called at any time, the loan has been classified as current.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2019		
2021	$	82,512
2022		20,628
2023		-
2024		
2025		-
Thereafter		-
Total future minimum operating lease payments	$	**103,140**

Rent expense was in the amount of $ 123,072 and $111,350 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 22, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $123,441, an operating cash flow loss of $45,346 and liquid assets in cash of $32,358, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.